Exhibit 99.1

For Immediate Release

Contact:
WSP Holdings Limited	Compass Investor Relations
Ms. Judy Zhu, IR Director	Ms. Elaine Ketchmere, Partner
Phone: +86-510-8536-0401	Phone: +1-310-528-3031 (Los Angeles)
E-mail: info@wsphl.com	E-mail: eketchmere@compass-ir.com
http://www.wsphl.com

WSP Holdings Announces Update on Going Private Transaction

WUXI, China, August 15, 2013 — WSP Holdings Limited (NYSE: WH) (“WSP Holdings” or the “Company”), a Chinese manufacturer of API (American Petroleum Institute) and non-API seamless casing, tubing and drill pipes used in oil and natural gas exploration, drilling and extraction (“Oil Country Tubular Goods” or “OCTG”), and other pipes and connectors, announced today that the parties to the going private transaction of the Company have amended the Agreement and Plan of Merger (the “Merger Agreement”) to extend the termination date to December 31, 2013.  As previously disclosed, the Merger Agreement was entered into as of February 21, 2013.

The Company anticipates filing its annual report on Form 20-F in September 2013, and expects to complete the going private transaction as soon as practicable thereafter, subject to approvals and satisfaction or waiver of conditions in the Merger Agreement.

For additional information regarding the going private transaction, please refer to our latest Schedule 13E-3/A and preliminary proxy statement filed with the Securities and Exchange Commission on June 27, 2013.

About WSP Holdings Limited

WSP Holdings develops and manufactures seamless Oil Country Tubular Goods (OCTG), including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction, and other pipes and connectors. Founded as WSP China in 1999, the Company offers a wide range of API and non-API seamless OCTG products, including products that are used in extreme drilling and extraction conditions. The Company’s products are used in China’s major oilfields and are exported to oil producing regions throughout the world. For further information, please visit WSP Holdings’ website at http://ir.wsphl.com/.

Safe Harbor Statements

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. A number of factors could cause actual results to differ materially from those contained in the forward-looking statements.  Such factors include, but are not limited to, changes in anticipated level of sales, changes in national or regional economic and competitive conditions, changes in the Company’s relationships with customers, the Company’s ability to develop and market new products, the Company’s ability to access capital for expansion, changes in principal product revenues and other factors detailed from time to time in the Company’s filings with the United States Securities and Exchange Commission and other regulatory authorities. The Company undertakes no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise. This press release was developed by the Company, and is intended solely for informational purposes and is not to be construed as an offer or solicitation of an offer to buy or sell the Company’s stock. Opinions expressed herein are those of management as of the date of publication and are subject to change without notice.